Filed by Sawai Pharmaceutical Co., Ltd.

Pursuant to Rule 425 under the U.S. Securities Act of 1933

Subject Company: Sawai Pharmaceutical Co., Ltd. (File Number: 132-_____)

Dated July 16, 2020

May 14, 2020

Company Name:	Sawai Pharmaceutical Co., Ltd.
Representative:	Mitsuo Sawai President, Representative Director
(Code No.: 4555, TSE, 1st Section)
Contact:	Kenzo Sawai Director, Senior Managing Executive Officer, Vice President of Corporate Strategy Department
(TEL: +81-6-6105-5823)

Notice of Commencement of Preparation for

Transition to a Holding Company Structure through Sole-Share Transfer

Please be advised that, at the Board of Directors’ meeting held today, Sawai Pharmaceutical Co., Ltd. (the “Company”) resolved to commence preparation in order to transition the Company to a holding company structure (the “Transition”), which is aimed to be consummated on around April 1, 2021 (tentative date), as further described below.

The Transition is planned to be consummated subject to obtaining the approval thereof at the extraordinary general meeting of shareholders planned to be held on December 21, 2020. The Company will announce the relevant details once they are determined.

1.	Background of the Transition

In Japan, because of the rapid acceleration of the declining birthrate and aging of the population, and the increase of national medical expenditure resulting therefrom, the financial condition of the national health insurance system has become increasingly severe year by year. Under such circumstances, the national government has been promoting the use of generic drugs in an attempt to optimize medical services (i.e., reduction of medical expenses) without degrading the quality of medical care. Consequently, the national government’s goal, namely, to increase the quantity share of generic drugs to 80% or more, will possibly be achieved during the current fiscal year, and the Company believes that generic drugs will continue to be essential for medical services.

At the same time, however, the national government’s policy under the “Drastic Reform of Drug Pricing System” is to implement measures to gradually reduce the National Health Insurance (NHI) prices of original drugs (long-term listed drugs) for which generic drugs have been on the market for more than 10 years, based on the NHI prices of such generic drugs, as well as to revise the NHI prices every year. Such policy will consequently encourage restructuring and consolidation of companies in the pharmaceutical industry. In addition, the national government presented a general concept for the “Plan for Extension of Healthy Life Expectancy” and “Medical/Welfare Service Reform Plan” to ensure “realization of society where everyone can live active and healthy lives for longer years” as a future vision for 2040, and thereby aims to realize a society of healthy longevity not only through medical services under a narrow definition, but also by taking measures for pre-symptomatic disease/prevention, carrying out data health reform or other actions. Therefore, in the future, greater emphasis will be placed on prevention and self-management with respect to chronic diseases, and accordingly people’s understanding about health and medical care is thought to change drastically. Furthermore, in the process to realize “Society 5.0,” which is the concept of the future society advocated by the national government, the market structure will undergo rapid change in various fields, which is expected to stimulate conversion of business models in many industries.

To ensure the continuous growth of the Company’s group, under this vision of the future, it is essential to build new businesses which quickly respond to the needs of the time, while further reinforcing existing business conducted mainly in Japan and the United States. To achieve this goal, the Company determined that the Transition is the most appropriate measure to take.

2.	Purpose of the Transition

The Company’s group will consummate the Transition for the purposes described below:

(1)	Acceleration of Strategic Alliance

The Company announced it would “build an intra-industry network through potential strategic alliances” in its current Medium-Term Business Plan (M1 TRUST 2021). The Company will be able to flexibly and promptly realize strategic alliances, including M&A, through the transition to a holding company structure.

(2)	Building a System for Promptly Developing New Businesses

With respect to the development of new businesses which should become the core businesses of the Company along with the generic drug business, the Company believes that it is possible to develop such new businesses more swiftly and efficiently under a holding company structure rather than developing such new businesses within the generic drug business company. Under a holding company structure, new businesses are less likely to be affected by the interests of a particular business or division and management decisions are made from an optimal point of view to improve corporate value of the entire group., In addition, the existing generics drug company can efficiently manage its own business by leaving the decision making for new businesses to an independent management entity.

2

(3)	Separation of the Management/Supervision of the Group from Execution of Operations

The Company’s group has been employing the executive officer system to separate management’s decision-making function from its operation-executing function to promote rapid and efficient decision-making. The Company believes that the Transition will further reinforce its governance system and facilitate rapid and efficient execution of operations.

(4)	Development of Personnel to Manage the Company’s Group

With respect to cultivation of talented personnel, it will be possible to train them in a short period to become the next generation of personnel to manage the Company’s group, by providing them with not only experience in the existing business or a particular division, but also with management experience at a business company under the holding company. This will contribute to continuous improvement of the corporate value of the Company’s group.

3.	Method to Consummate the Transition, Etc.

The Company plans to transition to a holding company structure by establishing a holding company through a sole-share transfer scheme whereby the Company will be a wholly owned subsidiary company. While the Company’s ordinary shares will be delisted as a result, the Company is under the policy to effectively keep the shares listed as, with respect to the ordinary shares of the holding company which will be issued to the Company’s shareholders, the Company is planning to apply for technical listing of such shares to the first section of the Tokyo Stock Exchange, Inc., thereby having such shares continue to be listed on such section.

4.	Schedule of the Transition

July 28, 2020 (tentative date)	Board of Directors’ meeting concerning the Transition
September 30, 2020 (tentative date)	Record date for the extraordinary general meeting of shareholders concerning the Transition
December 21, 2020 (tentative date)	Extraordinary general meeting of shareholders concerning the Transition
April 1, 2021 (tentative date)	Consummation of the Transition

5.	Future Prospects

The details regarding the Transition are not determined as of this date, and the Company will be specifically reviewing the same moving forward. The Company will announce the relevant details once they are determined.

3

Additional Information and Where to Find It

The Company may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the sole-share transfer (the “Share Transfer”) that is expected to be conducted as part of the Transition. The Form F-4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of the Company prior to the shareholders’ meeting of the Company at which the Share Transfer will be voted upon. The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Company, the Share Transfer and related matters. U.S. shareholders to whom the prospectus is distributed are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Transfer carefully before they make any decision at the shareholders’ meeting with respect to the Share Transfer. Any documents filed with the SEC in connection with the Share Transfer will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the contact below.

Sawai Pharmaceutical Co., Ltd.

5-2-30 Miyahara

Yodogawa-ku, Osaka 532-0003

Japan

Telephone: +81-6-6105-5823 (IR Direct)

Attention: Mr. Yasushi Koura, Head of Public Relations & Investor Relations Division

Forward-Looking Statements

This material contains forward-looking statements that reflect the plans and expectations of the Company (including its consolidated subsidiaries). These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to:

(i)	changes in, or failure to comply with, laws and regulations relating to the Companies’ business activities;
(ii)	cancellations or other changes regarding regulatory approvals or permissions required for the Company to operate as a pharmaceutical company;
(iii)	changes in government policies concerning drug prices or public spending on pharmaceutical products;

(iv)	claims or other legal proceedings being brought against the Company for any alleged intellectual property infringement;
(v)	the effects of competition;
(vi)	incidents leading to product recalls by, or product liability claims, against the Company;
(vii)	natural disasters, industrial accidents, epidemics or other catastrophic events;
(viii)	additional risks faced by the Company as a result of operating internationally;
(ix)	risks relating to its recent acquisition of Upsher-Smith Laboratories, LLC, including the risk of impairment losses;
(x)	data breaches or other disruption or harm to the information technology systems of the Company or its third-party service providers;
(xi)	changes in the economic and financial conditions that affect the pharmaceutical industry, the Company, the Company’s business partners or suppliers; and
(xii)	the outcome of any ongoing or future litigation or legal proceedings, including governmental investigations, against the Company or any of its subsidiaries.

Investors are advised to consult any further disclosures by the Company (or the post-transaction group) in its subsequent domestic filings in Japan and filings with the SEC.

End.

4